                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                               September 23, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 12

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            670,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            670,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         736,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 12

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            670,300
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            670,300
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         736,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 3 of 12

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            65,700
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            65,700
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         736,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 4 of 12

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            65,700
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            65,700
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         736,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 5 of 12

     This  Amendment  No.  2  (this  "Amendment")  amends  and  supplements  the statement on Schedule 13D filed by BlueLine  Catalyst Fund VII, L.P.  ("BlueLine
Catalyst") and BlueLine Partners,  L.L.C.  ("BlueLine Partners") on December 14,
2004 (the  "Schedule  13D") and  Amendment No. 1 to such filing made by the same entities on April 11, 2005 relating to the common stock (the "Common  Stock") of
Criticare  Systems,  Inc.  (the  "Company").  Items  designated  as "no  change"
indicate that the  information  previously  included in the Schedule 13D remains current as of the date of this Amendment.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)-(b)   This statement is filed on behalf of BlueLine  Catalyst Fund VII, L.P.
          ("BlueLine  Catalyst VII"),  BlueLine Capital  Partners,  L.P ("BCP"),
          BlueLine Partners,  L.L.C., a California limited liability company and
          the  sole  general   partner  of  BlueLine   Catalyst  VII  ("BlueLine
          California"),  and  BlueLine  Partners,  L.L.C.,  a  Delaware  limited liability  company  and the sole  general  Partner  of BCP  ("BlueLine
          Delaware").  BlueLine Catalyst,  BCP, BlueLine California and BlueLine
          Delaware  are  referred  to  herein  collectively  as  the  "Reporting
          Entities".  BlueLine  California  has an  interest  in the  profits of
          BlueLine Catalyst and BlueLine Delaware has an interest in the profits of BCP.  Timothy Bacci and Scott Shuda are both Managing  Directors of each of BlueLine California and BlueLine Delaware.  Messrs.  Bacci and
          Shuda each disclaims  beneficial  ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address  of the  principal  business  office of each of the  Reporting
          Entities and Messrs.  Bacci and Shuda is 4115 Blackhawk  Plaza Circle,
          Suite 100, Danville, California 94506.

                                  Page 6 of 12

(c)       Both  BlueLine  Catalyst  VII and BCP are private  investment  limited partnerships.  The  principal  business of BlueLine  California  is to serve as  investment  manager to BlueLine  Catalyst VII. The principal business of BlueLine  Delaware is to serve as investment  manager to a
          variety  of  private   investment   funds,   including  BCP.  BlueLine
          California and BlueLine  Delaware control the investing and trading in securities  of  BlueLine  Catalyst  VII  and  BCP,  respectively.  The principal  business  of Messrs.  Bacci and Shuda is to act as Managing
          Directors  of BlueLine  California  and  BlueLine  Delaware  (together referred to herein as "BlueLine Partners").

(d)       None of the Reporting Entities nor Messrs. Bacci and Shuda has, during
          the  last  five  years,  been  convicted  in  a  criminal   proceeding
          (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Entities nor Messrs. Bacci and Shuda has, during the last five years,  been a party to a civil proceeding of a judicial or  administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state  securities laws or finding any violation with respect to such laws.

(f)       Both BlueLine Catalyst VII and BCP are Delaware limited  partnerships.
          BlueLine   California  is  a  California  limited  liability  company.
          BlueLine  Delaware is a Delaware limited  liability  company.  Messrs.
          Bacci and Shuda are each U.S. citizens.

Item 3.  Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting  Entities may, in the aggregate,  be deemed to beneficially  own 736,000 shares of Common Stock (the  "Shares").  The Shares were  purchased  by BlueLine  Catalyst VII and BCP in the open market with their investment capital.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended and restated to read as follows:

BlueLine  Partners and its  affiliated  investment  entities,  including BCP and
BlueLine   Catalyst  VII,  seek  to  make  investments  in  companies  that  are undervalued  relative to their  potential and in  situations  where they believe their  efforts  can help to create or unlock  value.  As part of its  investment strategy,  BlueLine Partners has made contact with members of management and the board of directors of the Company to discuss areas where it believes performance can be improved.  Principal  among these are: (i) better  managing the Company's cost structure so that it can become consistently  profitable and (ii) improving governance practices by, among other things, increasing the participation of the
Company's board of directors.

                                  Page 7 of 12

The Reporting Entities believe that the company has made progress in its efforts to reduce fixed costs. In coming quarters,  BlueLine  Partners hopes to continue working with the Company to effect similar operating improvements in the area of variable costs.

Unfortunately,  similar  reforms  have  not yet  occurred  with  respect  to the
Company's  governance  practices.  BlueLine Partners believes governance reforms
are  critical  to  the  Company's  future.   Recent   developments  have  raised
expectations for the Company,  but many potential  investors and analysts remain wary given the  Company's  long history of  underperformance.  Only the board of directors has the opportunity  and the power to provide the oversight  necessary during the coming quarters.  Such oversight  depends upon motivated  individuals and established policies and procedures.

Since their investment began in July 2004, the Reporting  Entities have sought a dialog  with  members  of the  Company's  board of  directors  in an  effort  to communicate the perspective of outside shareholders and the importance of proper governance  practices.  Having seen little effect from this private  dialog with the  Company's  board  members,  the  Reporting  Entities now wish to initiate a public  discussion  on the need for  oversight  and  governance  reforms  at the
Company.  The Reporting  Entities expect this discussion to continue through the
Company's  annual  meeting of  shareholders  scheduled  for  December 1, 2005 in
Waukesha, Wisconsin.  Representatives of the Reporting Entities will attend this meeting and be prepared to question  why the minimal  reforms  listed below have not been adopted.

Governance  reforms that the  Reporting  Entities  would like to see adopted and instituted as soon as possible include:

(1)  consideration  of new  independent  board  members and the rotation off the board of  existing  board  members who are not  prepared  to  substantially increase their involvement with the Company;

(2)  reforms to the  nominating  and corporate  governance  committee to improve monitoring of the changing regulatory  environment for public companies and ensure the Company's compliance with best practices;

(3)  reforms to the Company's audit committee  procedures to provide independent
     oversight   of  the   Company's   accounting   practices   and  assure  the
     appropriateness of and compliance with the Company's accounting policies;

(4)  reforms to the  compensation  committee  to  establish a  performance-based compensation plan for the Company's  executive officers to better align the interests of management with those of the shareholders;

(5)  regular,  in-person  board  meetings  scheduled with  sufficient  notice to permit travel and advance review of agenda items;

(6)  executive sessions as part of every regularly scheduled board meetings; and

(7)  succession planning for management and the board of directors.

Depending on market conditions,  general economic  conditions and other factors, including the degree of their  participation in the Company's  business affairs, the  Reporting  Entities may purchase  additional  shares of Common Stock in the open  market or in private  transactions,  or

                                  Page 8 of 12

may  dispose of all or a portion of the shares of Common  Stock that they or any of them presently own or may hereafter acquire

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  As of the date of this  Amendment,  each of the  Reporting  Entities may be deemed  to own  736,000  shares  of  Common  Stock.  The  Shares  represent approximately  6.2% of the  shares of  Common  Stock  outstanding  based on
     11,823,629  shares of the Company's Common Stock outstanding as reported in the  Company's  Annual  Report on Form 10-K for the  Company's  fiscal year ended June 30, 2005 as filed with the Securities and Exchange Commission on
     September 12, 2005.

     The Reporting  Entities are making this single,  joint filing  because they may be deemed to  constitute  a  "group"  within  the  meaning  of  Section
     13(d)(3) of the Act. Each Reporting Entity expressly  disclaims  beneficial ownership  of any of the shares of Common  Stock other than those  reported herein as being owned by it.

(b)  As of the  date of this  Amendment  No. 2 to  Schedule  13D:  (i)  BlueLine
     Catalyst VII  beneficially  owns 670,300  shares of Common Stock with which
     BlueLine Catalyst VII has shared voting power and shared  dispositive power with the other Reporting Entities;  (ii) BlueLine  California  beneficially owns 670,300  shares of Common  Stock with which  BlueLine  California  has shared voting power and shared  dispositive  power with the other Reporting
     Entities;  (iii) BCP  beneficially  owns 65,700 shares of Common Stock with which BCP has shared  voting  power and shared  dispositive  power with the other Reporting  Entities;  and (iv) BlueLine  Delaware  beneficially  owns
     65,700  shares of Common  Stock with  which  BlueLine  Delaware  has shared voting  power  and  shared  dispositive  power  with  the  other  Reporting
     Entities.

(c)  Information  concerning  transactions  in the Common Stock  effected by the
     Reporting  Entities  during  the past  sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the  transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive  or the power to direct  the  receipt  of  dividends  from,  or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.  Materials to be Filed as Exhibits

                                  Page 9 of 12

1.   Exhibit A - Joint Filing Agreement dated September 28, 2005, signed by each of the Reporting Entities.
2.   Exhibit B -  Transactions  in the Common  Stock by the  Reporting  Entities
     during the past 60 days.

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  September 28, 2005

                                       BlueLine Catalyst Fund VII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                 Page 10 of 12

                                                                       EXHIBIT A

                             Joint Filing Agreement

The undersigned  acknowledge and agree that the foregoing  statement on Schedule
13D is filed  on  behalf  of each of the  undersigned  and  that all  subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the  undersigned  without  the  necessity  of  filing  additional  joint  filing agreements.  The undersigned  acknowledge that each shall be responsible for the timely filing of such  amendments,  and for the completeness and accuracy of the information  concerning it contained  therein,  but shall not be responsible for the completeness and accuracy of the information  concerning the others,  except to the  extent  it knows or has  reason to  believe  that  such  information  is inaccurate.  This  Joint  Filing  Agreement  may be  executed  in any  number of counterparts  and all of such  counterparts  taken together shall constitute one and the same instrument.

Date:  September 28, 2005

                                       BlueLine Catalyst Fund VII, L.P.
                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Capital Partners, L.P.
                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:  /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:  Manager

                                 Page 11 of 12

EXHIBIT B

Transactions  in the Common Stock effected by the Reporting  Entities during the past sixty days.

                  BlueLine Catalyst VII                      BCP
 Date      No. of Shares     Price per Share   No. of Shares     Price per Share
8/3/05                                              4500         $      4.67
8/4/05                                              4400         $      4.62
8/10/05                                             2300         $      4.52
8/11/05                                             8500         $      4.46
8/15/05                                             7100         $      4.39
8/16/05                                             1000         $      4.36
8/17/05                                             3600         $      4.19
8/18/05                                             2700         $      4.05
8/19/05                                             5300         $      4.10
8/22/05                                             4100         $      4.50
8/23/05                                             1500         $      4.73
8/29/05                                             1000         $      5.07
8/31/05                                              100         $      5.09
9/6/05                                              -800         $      5.18
9/7/05         -1200         $     5.29
9/12/05        -2000         $     5.50             1000         $      5.04
9/13/05        -1200         $     5.08
9/14/05                                             1000         $      5.00
9/15/05                                             1000         $      5.01
9/16/05                                             4200         $      5.00
9/20/05                                              100         $      5.08
9/22/05                                             2000         $      5.00

                                 Page 12 of 12